SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For transition period from ______________ to _______________.

Commission file number - 001-14410

A.	Full title of the plan and address of the plan if different from that of the issuer named below:

AXA Equitable 401(k) Plan, 1290 Avenue of Americas, New York, NY 10104

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AXA, S.A.

25, Avenue Matignon, 75008 Paris, France

AXA EQUITABLE 401(k) PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements	4 - 15

Supplemental Schedule:

Schedule H, Part IV, line 4i* - Schedule of Assets (Held at End of Year) December 31, 2008	16 - 28

Signature Page	29

Exhibit:

Consent of Independent Registered Public Accounting Firm - As of and for the Years Ended December 31, 2008 and 2007

* Refers to item number in IRS Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2008.

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

1

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
AXA Equitable 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AXA Equitable 401(k) Plan (formerly, The 401(k) Plan, hereafter referred to as the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 18, 2009

AXA EQUITABLE 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007

Assets
Investments, at fair value (Notes 3, 4, 5 and 6)	$1,467,600,011	$1,861,867,734

Receivables
Employer contributions	1,560,072	1,548,981
Other receivables	2,829,612	1,424,635

Total receivables	4,389,684	2,973,616

Total assets	1,471,989,695	1,864,841,350

Liabilities
Amounts due to brokers for securities purchased	-	31,430,560
Accrued expenses and other liabilities	4,112,278	1,754,201

Total liabilities	4,112,278	33,184,761

Net assets available for benefits, at fair value	1,467,877,417	1,831,656,589

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 6)	12,539,840	(5,459,810)

Net assets available for benefits	$1,480,417,257	$1,826,196,779

See accompanying notes to the financial statements

AXA EQUITABLE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2008

Additions
Investment income
Net depreciation in fair value of investments (Note 3)	$(463,339,854)
Interest	33,589,886
Dividends	26,098,811

(403,651,157)
Less investment expenses	(1,543,786)

Net investment loss	(405,194,943)

Contributions
Participant	70,365,190
Employer	22,236,734

Total contributions	92,601,924

Total additions	(312,593,019)

Deductions
Benefits paid to participants	182,201,166
Administrative expenses	2,699,297

Total deductions	184,900,463

Net decrease during the year	(497,493,482)

Transfer of assets from MONY Life Retirement
Plan for Field Underwriters	151,713,960

Net assets available for benefits
Beginning of year	1,826,196,779

End of year	$1,480,417,257

See accompanying notes to the financial statements

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the AXA Equitable 401(k) Plan (the “Plan”) sponsored by AXA Equitable Life Insurance Company (“AXA Equitable” or the “Company”) is provided for general information purposes only.  The Plan name was changed, effective March 3, 2008 from The 401(k) Plan to the AXA Equitable 401(k) Plan.  Participants should refer to the Plan document for more complete information.

General
The Plan is a defined contribution plan providing benefits for eligible employees and statutory employees of AXA Equitable and certain participating affiliates.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA), as amended, and the Internal Revenue Code (the "Code"), as amended.

Plan Fiduciary, Administrator and Trustee
The named fiduciaries of the Plan are the Investment Committee and the Administrative Committee.  The Administrative Committee serves as the Plan administrator and the Investment Committee serves as the Trustee.  The Plan has an agreement with Fidelity, last amended as of December 31, 2004, to act as Custodian of the assets of the Plan.

Eligibility
The Plan covers full-time employees, “Group I” part-time employees, statutory employees, as well as other employees of AXA Equitable and certain participating affiliate employees, who were scheduled to work a minimum of 1,000 hours in a plan year.

Contributions
Each year, participants may contribute to the Plan on a before-tax basis, an after tax basis, or a Roth 401(k) basis (or any combination of the foregoing), up to a percentage of annual compensation as defined in the Plan. The maximum before-tax and/or Roth 401(k) contribution a participant can contribute is 75% of his or her annual compensation for both 2008 and 2007, subject to reduction by limits imposed by the Code ($15,500 for 2008 and 2007).  The maximum after-tax contribution is $15,000 or 10% of compensation, whichever is less, provided that the participant’s combined before-tax, Roth 401(k) and after-tax contributions cannot exceed 85% of his or her annual compensation for 2008 and 2007.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions in the amount of $5,000 for 2008 and 2007. The maximum before-tax and/or Roth 401(k) contribution a participant eligible for catch up contributions can contribute per the Code was $20,500 for 2008 and 2007.  Participants may also contribute amounts representing eligible rollover distributions from other qualified defined benefit or defined contribution plans.

AXA Equitable matches the participant’s before-tax or Roth 401(k) contribution on a dollar for dollar basis up to three percent of the participant’s annual eligible compensation. AXA Equitable’s matching contribution is invested directly in the AXA ADR Stock Fund.  Participants may redirect the matching contribution into other investment options in the Plan at any time.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

Allocation Provisions
Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven asset allocation funds offered through a group annuity contract, seventeen mutual funds, the AXA ADR Stock Fund and a Fixed Income Fund as investment options for participants.

Participant Accounts
Each participant's account is credited with the participant's contribution and matching contribution and investment earnings/losses, and is also charged with an annual fee for administrative expenses taken proportionately on a quarterly basis from each fund.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting
Participants are vested immediately in their own contributions plus actual earnings, if any, thereon. Participants who were hired before April 29, 2002 are 100% vested in AXA Equitable’s matching contributions. Participants hired after April 29, 2002 become 100% vested in AXA Equitable’s matching contributions upon completion of three years of service.

Participant Loans
Actively employed participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are collateralized by the balance in the participant's account.  Interest on the loan is equal to the prime rate at the beginning of the calendar quarter during which the loan is issued plus one percent.  The interest rates for loans outstanding ranged from five percent to eleven and one half percent as of December 31, 2008.  Principal and interest is paid over a range of one to five years for loans other than to purchase a principal residence and one to fifteen years for residential loans.

Payment of Benefits
Upon termination of service or due to death, disability, or retirement, the normal form of benefit is a single sum cash payment.  Additional forms of distribution available for participants include systematic withdrawal payments or the purchase of an annuity.  Required minimum distributions as required by the Code are also paid, as necessary.

Forfeited Accounts
Upon termination of service, a participant will forfeit the non-vested portion of his or her account balance.  Forfeitures will be used to pay for administrative expenses (see Note 7) or to reduce employer matching contributions.  The balance in the forfeiture account totaled $253,832 and $866,236 at December 31, 2008 and 2007, respectively.  During 2008, $867,834 from the forfeiture account was used to pay for administrative expenses and $400,000 was used to pay for employer matching contributions.

Plan Expenses and Administration
The Plan has entered into an administrative agreement with Fidelity Investments Institutional Services Company, Inc. for outsourcing the administration of the Plan and investment management services.  The Plan reimburses AXA Equitable for administrative services paid on the Plan’s behalf (see Note 7).

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF ACCOUNTING POLICIES

Use of Estimates and Basis of Accounting
The accompanying financial statements are prepared under the accrual basis of accounting in conformity with generally accepted accounting principles which requires management to make estimates that affect the financial statements and accompanying notes.  Actual results could differ from those estimates.

Accounting Changes
Effective January 1, 2008, and as further described in Note 4, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”.  This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  The Plan’s adoption of this Statement did not have an effect on the valuation of assets and liabilities.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. The Plan’s investment in separate managed accounts represents the Plan’s pro-rata share of the separate account’s fair value and is based on the unit value of units held at year end.  Shares of asset allocation funds are valued at the net asset values of its underlying investments in which the fund invests at year end.  Shares of mutual funds, including target date funds, are valued at the net asset value of shares held by the Plan at year end.  Shares of AXA ADR stock are valued based on the last sale price traded on the New York Stock Exchange.  Participant loans are valued at their outstanding balances plus accrued interest, which approximate fair value.  The fair value of a synthetic guaranteed investment contract (“GIC”) is based on the fair value of the underlying bonds plus the present value of the total wrap rebid value.  Bonds are stated at fair value based on the mean of bid/ask prices as provided by brokers or other pricing services.  Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

The Plan adopted the provisions of Financial Accounting Standards Board Staff Position, FSP AAG INV–1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), which required investment contracts held by a defined-contribution plan to be reported at fair value.  However, contract value was the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value was the amount participants would have received if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presented the fair value of the investments.

The fair value of the investments is monitored and fluctuations in value are recorded as an unrealized gain or loss, as necessary, depending on whether the value of the investments has increased or decreased.  When an investment is sold the change in value from the date acquired is recognized as a realized gain or loss.

Payment of Benefits
Benefits are recorded when paid.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets:

	December 31,
	2008	2007

AXA ADR Stock, 5,336,200 and 4,798,957 shares, respectively (a)	$119,985,343	$190,552,093
Alliance Bernstein US Large Cap Index	124,599,888	(b)
Equity Fund, 11,519,207 shares	(b)	146,754,697
Spartan Extended Market Index Fund, 2,820,424 shares	(b)	108,078,665
Dodge & Cox Balanced, 1,313,472 shares	(b)	106,391,215
Spartan International Index Fund, 1,937,319 shares	(b)	91,635,175
Guaranteed Investment Contracts (Note 6) (c):
AIG Financial Products Co., #931942	164,379,174	153,738,121
NATIXIS Financial Products, #1910-02	164,379,174	153,738,121
JP Morgan Chase, #AXA-2-07	164,379,174	153,738,122
State St. Bank & Trust Co. Boston, #107007	164,379,174	153,738,122

(a) Nonparticipant-directed Company contributions.
(b) Investment was less than 5% of the Plan's net assets at respective year end.
(c) GICs are presented on a fair value basis.

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), depreciated in value by $463,339,854, as follows:

Changes in fair value as determined by quoted market price:

Pooled separate accounts	$(149,985,757)
Common stock	(79,099,470)
Mutual funds	(234,254,627)

Total depreciation	$(463,339,854)

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  SFAS No. 157 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1
Quoted prices for identical instruments in active markets.  Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3
Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity’s own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level that is significant to the fair value measurement.  The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.  A description of the valuation methodologies used for assets measured at fair value is described in Note 2, Summary of Accounting Policies.  There have been no changes in methodologies used at December 31, 2008 and December 31, 2007.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Assets
Corporate bonds	$-	$94,420,829	$-	$94,420,829
Mortgage backed securities	-	115,459,267	3,846,344	119,305,611
Government securities	-	443,616,034	-	443,616,034
Common stock	119,985,343	-	-	119,985,343
Mutual funds	664,596,058	-	-	664,596,058
Wrapper contract	-	-	630,006	630,006
Particpant loans	-	-	25,046,130	25,046,130

Total assets	$784,581,401	$653,496,130	$29,522,480	$1,467,600,011

The table below presents a reconciliation for all Level 3 assets for the 2008 Plan year, January 1, 2008 to December 31, 2008:

	Particpant Loans	GIC Wrappers	Mortgage Backed Securities

Balance, January 1, 2008	$23,920,999	$-	$49,904
Total gains (losses), realized and unrealized
Included in changes in net assets	49,688	630,006	(528,966)
Purchases/sales, issues and settlements	1,075,443	-	(325,521)
Transfers into/out of Level 3	-	-	4,650,927

Ending Balance	$25,046,130	$630,006	$3,846,344

The amount of total gains or losses for the period
included in changes in net assets attributable to
the change in unrealized gains or losses
relating to assets still held at December 31, 2008	$-	$630,006	$(512,092)

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

5.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2008	2007
AXA ADR Stock Fund

Net assets
Common stock	$121,547,772	$191,357,257
Money market	4,608,284	7,590,240

	$126,156,056	$198,947,497
Changes in net assets
Contributions	$27,928,953
Dividends	7,601,966
Net depreciation	(79,099,470)
Benefits paid to participants	(11,742,338)
Expenses	(346,510)
Net transfers from participant-directed investments	(17,134,042)

	$(72,791,441)

Company matching contributions are invested directly in the AXA ADR Stock fund.  A participant may redirect the investment of matching contributions at any time.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS

The Plan has entered into various benefit-responsive GICs with various insurance companies and other financial institutions (“Issuers” or “Issuer”) under the Fixed Income Fund investment option (“the Fund”) as indicated in the tables below.  During 2008 and 2007 the type of GIC utilized within the Fund were Synthetic GICs.

Synthetic GIC
A Synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities.  The Plan purchases a wrapper contract from a financial services institution with the intent of maintaining a stable contract value.  The fair value of a Synthetic GIC equals that total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets.

A Synthetic GIC provides for a variable crediting rate, which typically resets at least quarterly, and the Issuer of the wrap contract provides assurance that future adjustments to the crediting rate can not result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.  The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments.  This difference is amortized over the duration of the covered investments.  Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

The terms of the contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each Issuer.  Contract termination also may occur by either party upon election and notice.

A Synthetic GIC generally imposes conditions on both the Plan and the Issuer which can result in terminations in the event of default by the Plan or the Issuer. An Issuer may terminate a contract if the appointed Investment Manager’s investment management authority over the contract is limited or terminated, as well as if all of the terms of the contract fail to be met (i.e., a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement). In the event that the market value of the covered assets is below their contract value at the time of such termination by the Issuer, the terminating Issuer would not be required to make a payment to the Plan.  The Plan may terminate and replace a contract in various circumstances, including where there is a default by the Issuer.  Instances where the Issuer may be in default, include but are not limited to, the following: Issuer breach of material obligation under the investment contract; a material misrepresentation; decline in the Issuer’s long term credit rating below a threshold set forth in the contract; acquisition or reorganization of the Issuer wherein the successor Issuer does not satisfy the investment or credit guidelines applicable to the Issuer. In the event that the market value of the covered assets is below their contract value at the time of such termination by the Plan, the Plan may elect to keep the contract in place until such time as the

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS (continued)

market value of the covered assets is equal to their contract value. The Plan may be unable to maintain a stable contract value if the Plan is unable to promptly find a replacement Synthetic GIC with comparable terms following termination of a Synthetic GIC contract. The Plan will attempt to assess the credit quality of Issuers, but there is no guarantee as to the financial condition of an Issuer. Synthetic GIC are nontransferable, have no trading market and there are a limited number of Issuers.

The average yield for the Synthetic GICs based on actual earnings was 4.18% and 5.06% in 2008 and 2007, respectively.  The average yield for Synthetic GIC based on the interest rate credited to participants was 4.22% and 4.94% in 2008 and 2007, respectively.

As described in Note 2, because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Synthetic GIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Synthetic GIC purchased by the Plan are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the GICs limit the ability of the Plan to transact at contract value with the Issuers upon the occurrence of certain events. These events include:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code;
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions;
•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the Issuer;
•	Complete or partial termination of the Plan;
•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow;
•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor;
•
Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the Fund;

•	Exclusion of a group of previously eligible employees from eligibility in the Plan;
•	Any early retirement program, group termination, group layoff, facility closing, or similar program;
•	Any transfer of assets from the Fund directly to a competing option.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants is probable.

There are no reserves against contract value for credit risk of the contract Issuer or otherwise.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.         GUARANTEED INVESTMENT CONTRACTS (continued)

Guaranteed Investment Contracts are summarized as follows:

	December 31, 2008
	Major		Wrapper	Adjustment
	Credit Rating	Investments	Contract	to Contract
	(Unaudited)	at Fair Value	at Fair Value	Value
Synthetic GICs
AIG Financial Products Co., #931942	A-	$164,379,174	$197,455	$3,086,656
NATIXIS Financial Products, #1910-02	A+	164,379,174	-	3,283,630
JP Morgan Chase, #AXA-2-07	AA-	164,379,174	206,883	3,093,679
State St Bk & Tr Co Boston, #107007	AA	164,379,174	225,668	3,075,875

Total Guaranteed Investment Contracts		$657,516,696	$630,006	$12,539,840

	December 31, 2007
	Major		Wrapper	Adjustment
	Credit Rating	Investments	Contract	to Contract
	(Unaudited)	at Fair Value	at Fair Value	Value
Synthetic GICs
AIG Financial Products Co., #931942	AA	$153,738,121	$-	$(1,364,636)
NATIXIS Financial Products, #1910-02	AAA	153,738,121	-	(1,364,747)
JP Morgan Chase, #AXA-2-07	AA	153,738,122	-	(1,365,680)
State St Bk & Tr Co Boston, #107007	AA	153,738,122	-	(1,364,747)

Total Guaranteed Investment Contracts		$614,952,486	$-	$(5,459,810)

7.	RELATED-PARTY TRANSACTIONS

The Plan invests in certain mutual funds managed by Fidelity Management Trust Company (“Fidelity”), custodial trustee of the Plan.  Certain Plan investments are managed by AXA Equitable, AllianceBernstein L.P. and AXA Rosenberg, related parties-in-interest.  AllianceBernstein L.P. and AXA Rosenberg are affiliates of AXA Equitable.  Investment and administrative service fees paid by the Plan directly to Fidelity were $1,543,786 during the year ended December 31, 2008.

The Plan incurred expenses in the amount of $1,181,538, including $521,491 and $154,521 of accrued expenses at December 31, 2008 and 2007, respectively, for administrative services paid by AXA Equitable on the Plan’s behalf.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

7.	RELATED-PARTY TRANSACTIONS (continued)

The Plan also invests in common stock issued by AXA S.A., the parent of AXA Equitable. The common stock held by participants was valued at $119,985,343 and $190,552,093 at December 31, 2008 and 2007, respectively.  During the year ended December 31, 2008, the Plan made purchases totaling $140,059,452 of common stock issued by AXA, S.A. and received sales proceeds totaling $131,285,473 from sales of common stock issued by AXA, S.A.  The Plan received $7,601,966 in dividend income during the year ended December 31, 2008 from AXA, S.A. common stock held.  The Plan administrator and the Plan’s counsel believe that the Plan’s transactions with related parties are permitted by the U.S. Department of Labor’s prohibited transaction exemptions.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, AXA Equitable has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. In the event of Plan termination, assets will be distributed to participants in accordance with the Plan Document.

9.	PLAN AMENDMENTS

Effective October 1, 2008, the Plan was amended to include individuals who were former participants in the MONY Life Retirement Plan for Field Underwriters (“FURP”).  The FURP account balances were liquidated and transferred to the Plan.  Each FURP participant’s 401(k) account balance was increased by the amount in the participants FURP account immediately before the merger.  The total assets transferred into the Plan from FURP were $151,713,960.  Effective October 1, 2008, participants of FURP continued to make contributions consistent with other participants in the Plan.

10.	TAX STATUS

The Internal Revenue Service has determined and informed AXA Equitable by a letter, dated April 11, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Code.  The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at
December 31, 2008 and 2007, respectively:

	2008	2007
Net assets available for benefits per the financial statements	$1,480,417,257	$1,826,196,779
Difference between contract value and fair value
of Synthetic GICs	(12,539,840)	5,459,810
Net assets available for benefits per the Form 5500	$1,467,877,417	$1,831,656,589

The following is a reconciliation of investment income per the financial statements to Form 5500 for the year ended
December 31, 2008:

Investment loss per the financial statements	$(403,651,157)
Add: Net change in difference between contract value and
fair value of Synthetic GICs during the year	(17,999,650)
Investment loss per the Form 5500	$(421,650,807)

12.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds
***	Fidelity Management Trust Company	ANZ NATL INTL 6.2 7/19/13 144A	**	717,103
***	Fidelity Management Trust Company	BHP BILLITON 5.125% 3/29/12	**	467,296
***	Fidelity Management Trust Company	BNK OF TOKYO MIT GL8.4 4/15/10	**	1,303,432
***	Fidelity Management Trust Company	BRITISH G STEP 12/10 DT	**	1,791,444
***	Fidelity Management Trust Company	COVIDIEN INT 5.15% 10/15/10	**	1,310,459
***	Fidelity Management Trust Company	DBS BK LTD 5.125/VAR 5/17 144A	**	1,190,886
***	Fidelity Management Trust Company	DEUTSCHE TEL 5.375% 3/23/11	**	2,088,006
***	Fidelity Management Trust Company	DIAGEO CPTL GLB 5.2 1/30/13	**	694,023
***	Fidelity Management Trust Company	EDP FINANCE BV5.375 11/12 144A	**	1,151,217
***	Fidelity Management Trust Company	ENEL FIN INTL 5.7% 1/15/13144A	**	1,230,977
***	Fidelity Management Trust Company	FUJI FIN 8.625% 4/15/10 144A	**	1,467,063
***	Fidelity Management Trust Company	HBOS PLC 5.625% 7/20/09 144A	**	908,971
***	Fidelity Management Trust Company	HUTCHISON WH 5.45 11/24/10 144	**	633,301
***	Fidelity Management Trust Company	KOREA DEV BANK 3.875% 3/02/09	**	565,580
***	Fidelity Management Trust Company	NATL AUST BK 5.35% 6/12/13 144	**	724,975
***	Fidelity Management Trust Company	ORIX CORP 5.48% 11/22/11	**	117,368
***	Fidelity Management Trust Company	PETRO EXP 4.623% 6/15/10 144A	**	282,712
***	Fidelity Management Trust Company	PETRO EXP 4.633% 6/15/10 144A	**	169,315
***	Fidelity Management Trust Company	RIO TINTO FIN 5.875% 7/15/13	**	1,224,107
***	Fidelity Management Trust Company	SANTANDER 5.805/VAR 6/20/16	**	628,463
***	Fidelity Management Trust Company	TELECOM ITALIA 4% 1/15/10	**	1,923,811
***	Fidelity Management Trust Company	TELEFONICA EMIS 5.984% 6/20/11	**	1,976,199
***	Fidelity Management Trust Company	TELEFONOS MEXICO 4.75% 1/27/10	**	1,029,118
***	Fidelity Management Trust Company	TRANSCAPIT 5.67% 3/5/14 144A	**	819,069
***	Fidelity Management Trust Company	VODAFONE GRP 7.75% 2/15/10 DT	**	1,534,887
***	Fidelity Management Trust Company	VODAFONE GRP PLC 5.5% 6/15/11	**	394,643
***	Fidelity Management Trust Company	AMERICAN CAP ST 6.85% 8/01/12	**	738,968
***	Fidelity Management Trust Company	AVON PRODUCTS 4.8% 3/01/13	**	543,548
***	Fidelity Management Trust Company	BALTIMORE G&E 6.125% 7/01/13	**	487,933
***	Fidelity Management Trust Company	BANK AMER 4.9% 5/01/13	**	424,435
***	Fidelity Management Trust Company	BANK NY MELLO GLB 4.95 11/12	**	1,078,787
***	Fidelity Management Trust Company	BANK OF NEW YORK 4.95 1/14/11	**	181,497
***	Fidelity Management Trust Company	BANK ONE CORP 7.875% 8/01/10	**	805,317
***	Fidelity Management Trust Company	BANKAMER 7.8% 2/15/10 GLBL	**	1,164,677
***	Fidelity Management Trust Company	BEAR STEARNS 3.25% 3/25/09	**	814,003
***	Fidelity Management Trust Company	BEAR STEARNS 5.85% 7/19/10	**	196,935
***	Fidelity Management Trust Company	BELLSOUTH GLBL 4.2% 9/15/09 DT	**	132,118
***	Fidelity Management Trust Company	BTM CURACAO 4.76% 7/21/15 144A	**	481,014
***	Fidelity Management Trust Company	CITIGROUP 5.125% 2/14/11	**	577,387
***	Fidelity Management Trust Company	COMCAST CABLE 6.75% 1/30/11	**	1,651,383
***	Fidelity Management Trust Company	CON EDISON 7.5% 9/01/10	**	862,926
***	Fidelity Management Trust Company	CON EDISON 7.5% 9/01/10 B	**	680,693
***	Fidelity Management Trust Company	COUNTRYWIDE MTN 4.125% 9/15/09	**	135,058
***	Fidelity Management Trust Company	CREDIT SUISSE NY 5% 5/15/13	**	2,103,308
***	Fidelity Management Trust Company	DAIMLERC NA MTN 5.75% 9/08/11	**	2,156,469
***	Fidelity Management Trust Company	DONNELLEY RR 3.75% 4/1/09	**	415,985
***	Fidelity Management Trust Company	DTE ENERGY CO 7.05% 6/01/11	**	781,102
***	Fidelity Management Trust Company	DUKE ENERGY CORP 5.65% 6/13	**	1,475,105

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	Fidelity Management Trust Company	DUPONT 5% 1/15/13	**	319,952
***	Fidelity Management Trust Company	DUPONT EI NEMOUR 5% 7/15/13	**	749,905
***	Fidelity Management Trust Company	ERP OPERAT LP 5.5% 10/1/12	**	281,593
***	Fidelity Management Trust Company	EXELON GEN GLBL 6.95% 6/15/11	**	1,421,730
***	Fidelity Management Trust Company	FLEETBOSTON FIN 7.375% 12/1/09	**	974,349
***	Fidelity Management Trust Company	GE CAP 5.2% 2/01/11	**	1,965,502
***	Fidelity Management Trust Company	GEN ELEC CAP GLB 4.25 9/13/10	**	635,176
***	Fidelity Management Trust Company	GLAXOSMTH KLINE 4.85% 5/15/13	**	889,153
***	Fidelity Management Trust Company	HOUSEHOLD MTN 4.125% 11/16/09	**	976,032
***	Fidelity Management Trust Company	JACKSON NATL 5.375% 5/8/13 144	**	455,815
***	Fidelity Management Trust Company	JP MORGAN CS GLB6.75 2/1/11 DT	**	2,543,715
***	Fidelity Management Trust Company	JPMORGAN CHAS 4.891/VAR 9/15	**	352,277
***	Fidelity Management Trust Company	JPMORGAN CHASE 4.75% 5/1/13	**	1,463,183
***	Fidelity Management Trust Company	KEYSPAN CORP 7.625% 11/15/10	**	378,332
***	Fidelity Management Trust Company	KINDER MORGAN EN 6.3 2/1/09	**	630,551
***	Fidelity Management Trust Company	KRAFT FOODS 4.125% 11/12/09	**	125,893
***	Fidelity Management Trust Company	KRAFT FOODS INC 5.625% 8/11/10	**	1,298,319
***	Fidelity Management Trust Company	MANUFTRS & TRD 3.85/VAR 4/1/13	**	801,456
***	Fidelity Management Trust Company	MBNA CAPITAL 8.278% 12/01/26	**	539,753
***	Fidelity Management Trust Company	MERRILL LYN CO 5.45% 2/05/13	**	164,219
***	Fidelity Management Trust Company	MERRILL LYN CO 6.15% 4/25/13	**	400,866
***	Fidelity Management Trust Company	MERRILL LYN MTN 4.125% 1/15/09	**	188,439
***	Fidelity Management Trust Company	MERRILL LYN MTN 4.125% 9/10/09	**	341,377
***	Fidelity Management Trust Company	MET LIFE GBL 3ML+75 6/25/10144	**	988,603
***	Fidelity Management Trust Company	MIDAMERICAN ENRG 5.65% 7/15/12	**	1,217,835
***	Fidelity Management Trust Company	MONUMENTAL GLBL 5.5% 4/13 144A	**	216,547
***	Fidelity Management Trust Company	MSTDW GLBL 6.75% 4/15/11	**	414,243
***	Fidelity Management Trust Company	NELNET INC 5.125 6/1/10	**	159,266
***	Fidelity Management Trust Company	NORTHERN TRUST CO 5.5% 8/15/13	**	199,092
***	Fidelity Management Trust Company	NSTAR 8% 2/15/10	**	349,005
***	Fidelity Management Trust Company	NYLIFE GLB4.65% 5/9/13 144A	**	1,031,405
***	Fidelity Management Trust Company	ONCOR ELEC DLV 6.375% 5/01/12	**	972,400
***	Fidelity Management Trust Company	PACIFIC GAS & ELEC 6.25% 12/13	**	635,343
***	Fidelity Management Trust Company	PECO ENERGY MTN 5.6% 10/15/13	**	698,145
***	Fidelity Management Trust Company	PHILIP MOR 4.875% 5/16/13	**	361,206
***	Fidelity Management Trust Company	PNC FUNDING CORP 4.5 3/10/10	**	1,413,562
***	Fidelity Management Trust Company	PPL ENERGY SUPP 6.3% 7/15/13	**	1,240,056
***	Fidelity Management Trust Company	PSEG POWER 3.75 4/1/09	**	729,999
***	Fidelity Management Trust Company	ROCKIES EXP 6.25% 7/15/13 144A	**	971,776
***	Fidelity Management Trust Company	SBC COMM GLBL 4.125 9/15/09	**	4,395,250
***	Fidelity Management Trust Company	SBC COMM GLBL 5.3 11/15/10	**	296,742
***	Fidelity Management Trust Company	SEMPRA ENERGY 4.75 5/15/09	**	293,126
***	Fidelity Management Trust Company	SEMPRA ENERGY 7.95% 3/01/10	**	549,662
***	Fidelity Management Trust Company	SIERRA PACIFIC 5.45% 9/01/13	**	1,091,469
***	Fidelity Management Trust Company	SIMON PROPERTY 5.3% 5/30/13	**	398,643
***	Fidelity Management Trust Company	TIME WARNER CAB 6.2% 7/01/13	**	1,468,443
***	Fidelity Management Trust Company	UNCREDIT LUX 5.584/VAR 1/13/17	**	748,876
***	Fidelity Management Trust Company	UNITED HLTH 5.125% 11/15/10	**	1,806,195

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	Fidelity Management Trust Company	UNITEDHEALTH GRP 3.75 2/10/09	**	999,679
***	Fidelity Management Trust Company	US BANCORP 4.5 7/29/10	**	584,002
***	Fidelity Management Trust Company	VERIZON COM INC 5.25% 4/15/13	**	801,778
***	Fidelity Management Trust Company	VERIZON GLBL 7.25% 12/1/10	**	1,291,643
***	Fidelity Management Trust Company	VERIZON NE GLB 6.5% 9/15/11 DT	**	698,153
***	Fidelity Management Trust Company	VERIZON NEW YOR 6.875% 4/01/12	**	182,185
***	Fidelity Management Trust Company	WACHOVIA CAP 7.965 6/1/27 144A	**	141,796
***	Fidelity Management Trust Company	WELLS FARGO 3.98 10/29/10	**	634,292
***	Fidelity Management Trust Company	WELLS FARGO 4.2% 1/15/10	**	2,075,615
***	Fidelity Management Trust Company	WELLS GLBL 6.45% 2/01/11	**	531,709
***	Fidelity Management Trust Company	XEROX CORP 5.5% 5/15/12	**	845,078
***	Fidelity Management Trust Company	BEAR STEARNS CO INC 5.35% 2/12	**	356,216
***	Fidelity Management Trust Company	US BANCORP MTN 5.3% 4/28/09	**	501,134

	Total corporate bonds		**	94,420,829

	Mortgage backed securities
***	Fidelity Management Trust Company	ABCMT 07-A2 A2 5% 3/13	**	2,522,896
***	Fidelity Management Trust Company	ABCMT 07-B2 B 5.5% 6/20/13	**	659,710
***	Fidelity Management Trust Company	ACE 05-SD1 A1 1ML+40 11/50	**	20,893
***	Fidelity Management Trust Company	AMCAR 05-AX A4 3.93% 10/11	**	951,936
***	Fidelity Management Trust Company	AMCAR 05-CF A4 4.63 6/12	**	927,892
***	Fidelity Management Trust Company	AMCAR 06-1 B 5.2 3/11	**	83,491
***	Fidelity Management Trust Company	AMCAR 06-1 C 5.28 11/11	**	465,354
***	Fidelity Management Trust Company	AMCAR 06-BG A4 5.21% 9/13	**	629,222
***	Fidelity Management Trust Company	APART 07-1 C 5.43 7/11	**	122,170
***	Fidelity Management Trust Company	APART 07-1 D 5.62 9/14	**	748,754
***	Fidelity Management Trust Company	APART 07-2M A3A 5.22% 4/10	**	481,933
***	Fidelity Management Trust Company	BRHEA 06-A A2R 5.03% 12/41	**	2,681,389
***	Fidelity Management Trust Company	CARAT 06-1 B 5.26 10/10	**	254,067
***	Fidelity Management Trust Company	CARAT 07-1 B 5.15% 9/12	**	369,768
***	Fidelity Management Trust Company	CARAT 07-SN1 B 5.52% 3/15/11	**	163,113
***	Fidelity Management Trust Company	CARAT 07-SN1 C 5.73% 3/15/11	**	101,869
***	Fidelity Management Trust Company	CARAT 07-SN1 D 6.05% 1/17/12	**	216,847
***	Fidelity Management Trust Company	CARAT 2006-SN1A A4A 5.32% 3/10	**	815,804
***	Fidelity Management Trust Company	CCCIT 06-B2 B2 5.15% 3/11	**	3,364,433
***	Fidelity Management Trust Company	CCCIT 07-B2 B2 5% 4/12	**	2,840,843
***	Fidelity Management Trust Company	CCCIT 07-B6 B6 5% 11/12	**	1,152,070
***	Fidelity Management Trust Company	CDTIM 05-1A A1 4.67 5/17	**	122,707
***	Fidelity Management Trust Company	CFAT 2006-A A4 5.62% 8/11	**	2,031,850
***	Fidelity Management Trust Company	CITEC 06-VT1 A3 5.13 12/09	**	52,036
***	Fidelity Management Trust Company	CITEC 06-VT2 A4 5.05% 4/20/14	**	1,241,719
***	Fidelity Management Trust Company	CNH 05-A A4B 4.29% 6/12	**	308,906
***	Fidelity Management Trust Company	CNH 05-B B 4.57 7/12	**	409,365
***	Fidelity Management Trust Company	CNH 06-B B 5.36% 6/13	**	417,021
***	Fidelity Management Trust Company	COAFT 05-BSS C 4.48 12/10	**	668,244
***	Fidelity Management Trust Company	COAFT 05-C A4A 4.71 6/12	**	350,278
***	Fidelity Management Trust Company	COMET 03-B5 B5 4.79 8/13	**	2,705,261

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Mortgage backed securities (continued)
***	Fidelity Management Trust Company	COMET 07-B3 B3 5.05% 3/13	**	2,622,380
***	Fidelity Management Trust Company	COMET 07-B5 B5 5.4% 5/13	**	1,184,589
***	Fidelity Management Trust Company	COPAR 05-1 B 4.58 8/15/12	**	922,603
***	Fidelity Management Trust Company	COPAR 06-2 A4 4.94% 7/12	**	536,613
***	Fidelity Management Trust Company	COPAR 2007-1 B1 5.76% 12/13	**	414,256
***	Fidelity Management Trust Company	CPS 06-C A3 5.14% 1/11	**	169,132
***	Fidelity Management Trust Company	CPS 06-D A3 5.157% 05/11	**	869,940
***	Fidelity Management Trust Company	CPS 06-D A4 5.115% 08/13	**	1,042,866
***	Fidelity Management Trust Company	CPS 07-B A3 5.47% 11/11	**	452,599
***	Fidelity Management Trust Company	CPS 2006-B A3 5.73% 6/16	**	68,332
***	Fidelity Management Trust Company	CSFB 05-FIX1 A2 4.31% 5/35	**	147,497
***	Fidelity Management Trust Company	DCAT 06-A B 5.14 9/12	**	1,513,683
***	Fidelity Management Trust Company	DCAT 2006-C B 5.11% 4/13	**	770,954
***	Fidelity Management Trust Company	DELHE 99-2 A7F 7.03 8/30	**	204,340
***	Fidelity Management Trust Company	DRT 00-1A A2 6.971% 3/10	**	51,895
***	Fidelity Management Trust Company	DRVT 2006-A A3 5.501% 11/11	**	405,404
***	Fidelity Management Trust Company	FHLT 05-A M1 1ML+43 1/35	**	29,136
***	Fidelity Management Trust Company	FIAOT 06A A3 4.93 2/15/11	**	108,621
***	Fidelity Management Trust Company	FORDO 07-A B 5.6% 10/12	**	158,060
***	Fidelity Management Trust Company	FORDO 07-A C 5.8% 2/13	**	227,885
***	Fidelity Management Trust Company	FORDO 2006-B B 5.43% 2/12	**	625,148
***	Fidelity Management Trust Company	FORDO 2006-C B 5.3% 6/12	**	279,838
***	Fidelity Management Trust Company	FRNK 06-1 B1 5.14% 7/14	**	126,805
***	Fidelity Management Trust Company	FRNK 07-1 A4 5.03 2/15	**	666,933
***	Fidelity Management Trust Company	FRNK 07-1 B 5.13 2/15	**	406,499
***	Fidelity Management Trust Company	GCOSL 06-1A NOTE 5.72 3/22	**	495,675
***	Fidelity Management Trust Company	GEMNT 07-1 B 4.95% 3/13	**	1,032,234
***	Fidelity Management Trust Company	GEMNT 2007-3 B 5.49% 6/13	**	1,088,782
***	Fidelity Management Trust Company	GSALT 05-1 B 4.62 11/13	**	21,132
***	Fidelity Management Trust Company	GSALT 07-1 A3 5.39% 12/11	**	1,304,889
***	Fidelity Management Trust Company	GSALT 07-1 B 5.53% 12/14	**	153,903
***	Fidelity Management Trust Company	HART 05-A B 4.2 2/12	**	259,562
***	Fidelity Management Trust Company	HART 05-A C 4.22 2/12	**	20,635
***	Fidelity Management Trust Company	HART 06-1 B 5.29 11/12	**	49,738
***	Fidelity Management Trust Company	HART 06-1 C 5.34 11/12	**	63,732
***	Fidelity Management Trust Company	HART 2007-A A3A 5.04 1/12	**	930,737
***	Fidelity Management Trust Company	HAT 07-1 A4 5.33% 11/18/13	**	915,762
***	Fidelity Management Trust Company	HAT 2006-2 A4 5.67% 6/13	**	893,925
***	Fidelity Management Trust Company	HCARD 07-1 B 5.53% 6/12	**	864,098
***	Fidelity Management Trust Company	JPMART 2006-A B 5.36% 12/14	**	120,735
***	Fidelity Management Trust Company	JPMRT 2006-A A4 5.14% 12/14	**	898,928
***	Fidelity Management Trust Company	MVCOT 05-2 A 4.6% 10/27	**	268,901
***	Fidelity Management Trust Company	MVCOT 06-2A A 5.417% 10/28	**	203,089
***	Fidelity Management Trust Company	MVCOT 06-2A B 5.467% 10/28	**	38,029
***	Fidelity Management Trust Company	MVCOT 06-2A C 5.766% 10/28	**	15,829
***	Fidelity Management Trust Company	NALT 2006-A A4 5.1% 7/12	**	2,099,279
***	Fidelity Management Trust Company	NAROT 05-A A4 3.82 7/10	**	182,812
***	Fidelity Management Trust Company	NAVOT 05-A A4 4.43 1/14	**	615,393

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Mortgage backed securities (continued)
***	Fidelity Management Trust Company	NCSLT 05-1 AIO 6.75% 12/09	**	35,338
***	Fidelity Management Trust Company	NCSLT 06-1 A-IO 5.5 4/11	**	151,375
***	Fidelity Management Trust Company	NCSLT 06-4 AIO 6.35% 02/12	**	350,867
***	Fidelity Management Trust Company	NCSLT 2006-2 AIO 6% 8/11	**	34,340
***	Fidelity Management Trust Company	NCSLT 2006-3 AIO 7.1% 1/12	**	489,082
***	Fidelity Management Trust Company	NCSLT 2007-1 AIO 7.27% 4/12	**	470,109
***	Fidelity Management Trust Company	NCSLT 2007-2 AIO 6.7% 7/12	**	356,686
***	Fidelity Management Trust Company	NEF 05-1 A5 4.74 10/45	**	652,990
***	Fidelity Management Trust Company	NORD 07-1A A 4.92 5/13 144A	**	2,096,379
***	Fidelity Management Trust Company	ONYX 05-B A4 4.34% 5/12	**	424,866
***	Fidelity Management Trust Company	PCAT 2006-A C 5.77% 5/10	**	6,841
***	Fidelity Management Trust Company	PMNT 06-B1A B1 5.35 3/13	**	1,204,406
***	Fidelity Management Trust Company	SBAC 05-1A A 5.369 11/35	**	325,027
***	Fidelity Management Trust Company	SBAC 05-1A B 5.565 11/35	**	202,336
***	Fidelity Management Trust Company	SRFC 2006-1A A1 5.84% 5/18	**	307,241
***	Fidelity Management Trust Company	SVOVM 05-A A 5.25 2/21	**	288,685
***	Fidelity Management Trust Company	TAROT 06-A A3 4.77% 1/11	**	105,479
***	Fidelity Management Trust Company	TAROT 2006-B A3 5.41% 8/11	**	153,913
***	Fidelity Management Trust Company	TAROT 2006-B A4 5.52% 11/12	**	390,728
***	Fidelity Management Trust Company	TAROT 2006-C A4 5.31% 5/13	**	427,455
***	Fidelity Management Trust Company	VWALT 2006-A A3 5.5% 9/09	**	114,124
***	Fidelity Management Trust Company	WALOT 06-1 A-3 5.1 7/11	**	336,487
***	Fidelity Management Trust Company	WALOT 06-1B 5.15% 7/12	**	460,292
***	Fidelity Management Trust Company	WALOT 06-2 B 5.29% 6/12	**	816,748
***	Fidelity Management Trust Company	WALOT 06-2 C 5.34% 10/12	**	261,085
***	Fidelity Management Trust Company	WALOT 07-1 B 5.38% 7/20/12	**	991,922
***	Fidelity Management Trust Company	WALOT 07-1 C 5.45% 10/22/12	**	474,634
***	Fidelity Management Trust Company	WALOT 07-1 D 5.65% 2/20/13	**	595,547
***	Fidelity Management Trust Company	WESTO 05-3 A4 4.39 5/13	**	625,407
***	Fidelity Management Trust Company	WESTO 05-3 B 4.50 5/13	**	360,152
***	Fidelity Management Trust Company	WESTO 05-3 C 4.54 5/13	**	441,562
***	Fidelity Management Trust Company	WMMNT 2007-A4A A4 5.2% 10/14	**	540,618
***	Fidelity Management Trust Company	WMMNT 2007-B1 B1 4.95% 3/14	**	1,726,299
***	Fidelity Management Trust Company	BACM 04-1 A2 4.037 11/39	**	131,954
***	Fidelity Management Trust Company	BACM 04-4 A3 4.128% 7/42	**	315,098
***	Fidelity Management Trust Company	BACM 04-6 A2 4.161% 12/42	**	392,541
***	Fidelity Management Trust Company	BACM 05-3 A2 CSTR 7/43	**	1,566,626
***	Fidelity Management Trust Company	BACM 05-3 XP CSTR 7/43	**	156,514
***	Fidelity Management Trust Company	BACM 05-4 A1 4.432 7/45	**	315,900
***	Fidelity Management Trust Company	BACM 05-4 XP CSTR 7/45	**	47,878
***	Fidelity Management Trust Company	BACM 05-5 A1 4.716 8/10	**	706,767
***	Fidelity Management Trust Company	BACM 05-5 XP CSTR 10/45	**	57,403
***	Fidelity Management Trust Company	BACM 05-6 A1 5.001 9/47	**	425,880
***	Fidelity Management Trust Company	BACM 06-5 A1 5.185% 7/11	**	282,527
***	Fidelity Management Trust Company	BACM 06-6 XP CSTR 10/45	**	236,529
***	Fidelity Management Trust Company	BACM 2003-2 A2 4.342 3/41	**	817,155
***	Fidelity Management Trust Company	BACM 2006-4 A1 CSTR 5/11	**	171,383
***	Fidelity Management Trust Company	BACM 2006-4 XP CSTR 7/46	**	397,868

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Mortgage backed securities (continued)
***	Fidelity Management Trust Company	BACM 2006-5 XP .832% 9/47	**	206,061
***	Fidelity Management Trust Company	BSCMS 04-ESA A3 4.741% 5/16	**	1,323,247
***	Fidelity Management Trust Company	BSCMS 05-PWR9 A1 4.498 9/42	**	297,380
***	Fidelity Management Trust Company	BSCMS 05-PWR9 X2 CSTR 9/42	**	266,672
***	Fidelity Management Trust Company	BSCMS 06-PW13 X2 CSTR 9/41	**	137,480
***	Fidelity Management Trust Company	BSCMS 07-PW15 A1 5.016% 2/44	**	52,894
***	Fidelity Management Trust Company	BSCMS 07-T26 X2 CSTR 1/12/45	**	154,281
***	Fidelity Management Trust Company	BSCMS 07-T28 X2 CSTR 9/42	**	668,418
***	Fidelity Management Trust Company	BSCMS 2007-PW15 X2 CSTR 2/44	**	386,994
***	Fidelity Management Trust Company	BSCMS 2007-T28 A1 5.422% 9/42	**	301,798
***	Fidelity Management Trust Company	CD 06-CD3 XP CSTR 10/48	**	474,249
***	Fidelity Management Trust Company	COMM 01-J2A A1 5.447 7/34	**	1,440,548
***	Fidelity Management Trust Company	COMM 05-C6 A2 CSTR 6/44	**	871,171
***	Fidelity Management Trust Company	COMM 05-C6 XP CSTR 6/44	**	76,727
***	Fidelity Management Trust Company	COMM 05-LP5 XP CSTR 5/43	**	59,596
***	Fidelity Management Trust Company	COMM 06-CN2A A2FX 5.449 2/19	**	726,208
***	Fidelity Management Trust Company	CSFB 00-C1 A2 7.545 4/62	**	1,536,118
***	Fidelity Management Trust Company	CSFB 04-C5 A2 4.183 11/37	**	328,982
***	Fidelity Management Trust Company	CSFB 05-C2 ASP CSTR 4/37	**	106,359
***	Fidelity Management Trust Company	CSFB 05-C4 ASP CSTR 8/38	**	199,335
***	Fidelity Management Trust Company	CSFB 2002-CP5 A1 4.106 12/35	**	441,812
***	Fidelity Management Trust Company	CSMC 06-C4 ASP CSTR 9/39	**	939,984
***	Fidelity Management Trust Company	CSMC 06-C5 ASP CSTR 12/39	**	531,273
***	Fidelity Management Trust Company	CSMC 07-C2 A1 5.237 1/49	**	202,969
***	Fidelity Management Trust Company	CSMC 07-C3 A1 CSTR 6/39	**	234,286
***	Fidelity Management Trust Company	GCCFC 02-C1 XP CSTR 1/35	**	497,760
***	Fidelity Management Trust Company	GCCFC 03-C2 A3 4.533 1/36	**	890,994
***	Fidelity Management Trust Company	GCCFC 05-GG3 XP CSTR 8/42	**	396,445
***	Fidelity Management Trust Company	GCCFC 05-GG5 CSTR 4/37	**	321,261
***	Fidelity Management Trust Company	GCCFC 07-GG9 A1 5.233% 03/39	**	348,149
***	Fidelity Management Trust Company	GCCFC 2006-GG7 A1 5.7435% 7/38	**	406,137
***	Fidelity Management Trust Company	GECMC 05-C3 A1 4.591 7/45	**	1,149,365
***	Fidelity Management Trust Company	GECMC 07-C1 XP CSTR 12/49	**	200,804
***	Fidelity Management Trust Company	GMACC 05-C1 X2 CSTR 5/43	**	97,791
***	Fidelity Management Trust Company	GMACC 06-C1 XP CSTR 11/45	**	58,788
***	Fidelity Management Trust Company	GSMS 05-GG4 XP CSTR 7/39	**	356,114
***	Fidelity Management Trust Company	JPMCC 03-CB7 X2 CSTR 1/38	**	23,526
***	Fidelity Management Trust Company	JPMCC 07-CB18 A1 CSTR 6/47	**	279,140
***	Fidelity Management Trust Company	JPMCC 2001-C1 A2 5.464 10/35	**	312,653
***	Fidelity Management Trust Company	JPMCC 2001-CIB2 A2 6.244 4/35	**	484,161
***	Fidelity Management Trust Company	LBUBS 04-C7 A2 3.992 10/29	**	292,266
***	Fidelity Management Trust Company	LBUBS 04-C8 A2 4.201 12/29	**	321,164
***	Fidelity Management Trust Company	LBUBS 04-C8 XCP CSTR 12/39	**	47,328
***	Fidelity Management Trust Company	LBUBS 05-C5 XCP CSTR 9/40	**	462,852
***	Fidelity Management Trust Company	LBUBS 05-C7 XCP CSTR 11/40	**	207,486
***	Fidelity Management Trust Company	LBUBS 07-C1 A1 CSTR 2/15/40	**	202,534
***	Fidelity Management Trust Company	LBUBS 07-C1 XCP CSTR 2/40 IO	**	91,413
***	Fidelity Management Trust Company	LBUBS 07-C2 A1 5.226 2/40	**	182,732

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Mortgage backed securities (continued)
***	Fidelity Management Trust Company	LBUBS 07-C2 XCP CSTR 2/40	**	415,538
***	Fidelity Management Trust Company	LBUBS 2006-C3 A1 5.478 3/39	**	265,286
***	Fidelity Management Trust Company	LBUBS 2006-C6 A1 5.23 9/39	**	322,662
***	Fidelity Management Trust Company	LBUBS 2006-C7 A1 5.279 11/38	**	144,215
***	Fidelity Management Trust Company	LBUBS 206-C1A XCP CSTR 2/41	**	316,522
***	Fidelity Management Trust Company	LLL 1997-LLI D 7.15 10/34	**	422,577
***	Fidelity Management Trust Company	MLCFC 07-8 A1 4.622% 8/49	**	300,093
***	Fidelity Management Trust Company	MLCFC 2006-4 XP CSTR 12/49	**	1,261,578
***	Fidelity Management Trust Company	MLMT 05-MCP1 XP CSTR 6/43	**	120,993
***	Fidelity Management Trust Company	MLMT 05-MKB2 XP CSTR 9/42	**	22,885
***	Fidelity Management Trust Company	MSC 05-HQ5 X2 CSTR 1/42	**	50,014
***	Fidelity Management Trust Company	MSC 05-IQ9 X2 CSTR 7/56	**	179,145
***	Fidelity Management Trust Company	MSC 05-TOP17 X2 CSTR 12/41	**	91,262
***	Fidelity Management Trust Company	MSC 07-IQ13 A1 5.05% 3/44	**	339,311
***	Fidelity Management Trust Company	MSC 2006-HQ8 A1 5.124 3/44	**	107,617
***	Fidelity Management Trust Company	MSC 2006-HQ9 A1 5.49% 7/44	**	851,674
***	Fidelity Management Trust Company	MSC 2006-T23 A1 5.682% 8/41	**	256,312
***	Fidelity Management Trust Company	MSC 2007-HQ11 A1 CSTR 2/44	**	344,603
***	Fidelity Management Trust Company	NASC 98-D6 A1B 6.59 3/30	**	77,985
***	Fidelity Management Trust Company	WBCMT 03-C7 A1 4.241 10/35	**	817,671
***	Fidelity Management Trust Company	WBCMT 04-C11 A3 4.719 1/41	**	366,714
***	Fidelity Management Trust Company	WBCMT 05-C16 APB 4.692% 10/41	**	486,373
***	Fidelity Management Trust Company	WBCMT 05-C18 XP CSTR 4/42	**	99,324
***	Fidelity Management Trust Company	WBCMT 05-C22 A1 4.98 12/44	**	417,195
***	Fidelity Management Trust Company	WBCMT 07-C30 A1 5.031% 12/43	**	323,476
***	Fidelity Management Trust Company	WBCMT 2004-C15 A2 4.039 10/41	**	1,568,834
***	Fidelity Management Trust Company	WBCMT 2006-C27 A1 5.405% 7/45	**	544,498
***	Fidelity Management Trust Company	WBCMT 2006-C27 XP CSTR 7/45	**	276,463
***	Fidelity Management Trust Company	WBCMT 2007-C30 XP CSTR 12/43	**	393,011
***	Fidelity Management Trust Company	BSCMS 03-T12 X2 CSTR 8/39	**	26,366
***	Fidelity Management Trust Company	BSCMS 05-T20 A1 4.94% 10/42	**	347,968
***	Fidelity Management Trust Company	BSCMS 2006-T22 A1 CSTR 4/38	**	405,477
***	Fidelity Management Trust Company	BSCMS 2006-T24 X2 CSTR 10/41	**	135,294
***	Fidelity Management Trust Company	CGCMT 05-EMG A2 4.2211 9/51	**	188,938
***	Fidelity Management Trust Company	COMM 06-C8 A1 5.11% 12/46	**	426,592
***	Fidelity Management Trust Company	COMM 06-C8 XP CSTR 12/46	**	596,149
***	Fidelity Management Trust Company	COMM 06-CN2A BFX 5.537 2/19	**	191,529
***	Fidelity Management Trust Company	COMM 06-CN2A CFX 5.47945 2/19	**	80,716
***	Fidelity Management Trust Company	COMM 06-CN2A D 5.52861 2/19	**	124,447
***	Fidelity Management Trust Company	COMM 06-CN2A E CSTR 2/19	**	189,108
***	Fidelity Management Trust Company	COMM 06-CN2A F CSTR 2/19	**	43,443
***	Fidelity Management Trust Company	CSFB 03-CK2 A2 3.861 3/36	**	24,075
***	Fidelity Management Trust Company	CSFB 05-C1 ASP CSTR 2/38	**	77,110
***	Fidelity Management Trust Company	CSMC 07-C1 A1 5.227 2/40	**	247,524
***	Fidelity Management Trust Company	CSMC 07-C1 ASP CSTR 2/40	**	590,945
***	Fidelity Management Trust Company	CWCI 07-C2 A1 CSTR 9/11	**	314,398
***	Fidelity Management Trust Company	HMPT 99-HMTA B 7.3% 8/15	**	3,788,898
***	Fidelity Management Trust Company	JPMCC 05-LDP4 X2 CSTR 10/42	**	266,601

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Mortgage backed securities (continued)
***	Fidelity Management Trust Company	JPMCC 07-LDP10 A-1 5.122% 1/49	**	225,452
***	Fidelity Management Trust Company	JPMCC 07-LDP10 BS CSTR 5/49	**	73,922
***	Fidelity Management Trust Company	JPMCC 07-LDP10 CS CSTR 5/49	**	28,802
***	Fidelity Management Trust Company	JPMCC 2006-LDP9 A1 CSTR 5/47	**	493,401
***	Fidelity Management Trust Company	LBMT 91-2 A3 CSTR 1/17	**	310,560
***	Fidelity Management Trust Company	LBUBS 01-C2 A2 6.653 11/27	**	404,010
***	Fidelity Management Trust Company	MLCFC 06-3 XP CSTR 7/46	**	349,052
***	Fidelity Management Trust Company	MLCFC 07-6 A1 5.175% 3/12/51	**	202,173
***	Fidelity Management Trust Company	MLMT 04-KEY2 A2 4.166% 8/39	**	221,475
***	Fidelity Management Trust Company	MSC 2006-HQ10 X2 CSTR 11/41	**	306,970
***	Fidelity Management Trust Company	STARW 99-C1A B 6.92 2/14	**	231,684
***	Fidelity Management Trust Company	WBCMT 06-C25 A2 5.684% 5/43	**	946,305

	Total mortgage backed securities		**	119,305,611

	Government securities
***	Fidelity Management Trust Company	FHLMC 4.875 2/9/10	**	12,301,558
***	Fidelity Management Trust Company	FHLMC 5.75% 1/15/12	**	4,576,964
***	Fidelity Management Trust Company	FNMA 3.25% 2/10/10	**	12,980,677
***	Fidelity Management Trust Company	FNMA 3.625% 8/15/11	**	10,123,967
***	Fidelity Management Trust Company	FNMA 4.875% 5/18/12	**	61,308,403
***	Fidelity Management Trust Company	FNMA DN 0% 9/25/09	**	13,096,558
***	Fidelity Management Trust Company	USTN 1.125% 12/15/11	**	32,542,206
***	Fidelity Management Trust Company	USTN 1.25% 11/30/10	**	13,245,983
***	Fidelity Management Trust Company	USTN 1.5% 12/31/13	**	6,231,106
***	Fidelity Management Trust Company	USTN 1.75% 11/15/11	**	5,725,084
***	Fidelity Management Trust Company	USTN 2% 11/30/13	**	35,761,774
***	Fidelity Management Trust Company	USTN 2.5% 3/31/13	**	12,711,361
***	Fidelity Management Trust Company	USTN 2.75% 10/31/13	**	3,209,834
***	Fidelity Management Trust Company	USTN 2.75% 2/28/13	**	17,017,099
***	Fidelity Management Trust Company	USTN 3.125% 9/30/13	**	4,478,309
***	Fidelity Management Trust Company	USTN 3.75% 11/15/18	**	17,053,482
***	Fidelity Management Trust Company	USTN 4.5% 11/30/11	**	23,954,886
***	Fidelity Management Trust Company	USTN 4.75% 5/31/12	**	62,365,257
***	Fidelity Management Trust Company	USTN 5.125% 6/30/11	**	20,960,989
***	Fidelity Management Trust Company	USTN TII .625% 4/15/13	**	3,022,890
***	Fidelity Management Trust Company	FHLG 20YR 5.50% 3/23 #D95897	**	211,516
***	Fidelity Management Trust Company	FHLG 20YR 5.50% 4/24 #C90825	**	725,448
***	Fidelity Management Trust Company	FHLG 20YR 5.50% 5/23 #C90676	**	415,350
***	Fidelity Management Trust Company	FHLG 20YR 5.50% 7/23 #C90691	**	1,016,680
***	Fidelity Management Trust Company	FHLG 20YR 6.00% 9/22 #C90580	**	369,103
***	Fidelity Management Trust Company	FNMA 9.00% 7/18 #482804	**	2,224
***	Fidelity Management Trust Company	FNMA 20YR 5.50% 10/22 #254522	**	5,408
***	Fidelity Management Trust Company	FNMA 20YR 5.50% 11/22 #254543	**	99,443
***	Fidelity Management Trust Company	FNMA 20YR 5.50% 6/23 #254764	**	255,003
***	Fidelity Management Trust Company	FNMA 20YR 6.00% 1/23 #555198	**	151,145
***	Fidelity Management Trust Company	FNMA 20YR 6.00% 9/22 #545887	**	492,473
***	Fidelity Management Trust Company	FNMA 20YR 6.00% 12/18 #440734	**	37,148

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Government securities (continued)
***	Fidelity Management Trust Company	GNMA 8.50% 6/30 #532955	**	5,351
***	Fidelity Management Trust Company	GNMA 8.50% 7/30 #533254	**	2,466
***	Fidelity Management Trust Company	BOAMS 03-J 2A2 CSTR 11/33	**	171,111
***	Fidelity Management Trust Company	BOAMS 04-A 2A1 CSTR 2/34	**	122,193
***	Fidelity Management Trust Company	BOAMS 04-D 2A1 CSTR 5/34	**	67,109
***	Fidelity Management Trust Company	BOAMS 05-E 2A7 CSTR 6/35	**	421,876
***	Fidelity Management Trust Company	BOAMS 05-H 1A1 CSTR 9/35	**	63,313
***	Fidelity Management Trust Company	BOAMS 05-H 2A2 CSTR 9/35	**	65,662
***	Fidelity Management Trust Company	BOAMS 05-J 2A4 12ML 11/35	**	1,753,387
***	Fidelity Management Trust Company	BSARM 02-11 1A2 CSTR 2/33	**	8,209
***	Fidelity Management Trust Company	CHASE 07-A2 2A1 CSTR 7/37	**	237,142
***	Fidelity Management Trust Company	CMLTI 2004-UST1 A4 CSTR 8/34	**	600,443
***	Fidelity Management Trust Company	CSFB 04-AR7 2A1 CSTR 11/34	**	221,822
***	Fidelity Management Trust Company	CWHL 05-HYB3 2A6B CSTR 6/35	**	166,256
***	Fidelity Management Trust Company	FHLG 15YR 5.50% 3/19 #E01604	**	235,090
***	Fidelity Management Trust Company	FHLM ARM 4.22% 2/35 #1B2747	**	517,563
***	Fidelity Management Trust Company	FHLM ARM 4.30% 11/34 #782877	**	292,000
***	Fidelity Management Trust Company	FHLM ARM 4.49% 4/35 #1B2869	**	393,754
***	Fidelity Management Trust Company	FHLM ARM 4.60% 2/35 #783028	**	275,609
***	Fidelity Management Trust Company	FHLM ARM 4.63% 3/35 #1B2811	**	327,279
***	Fidelity Management Trust Company	FHLM ARM 4.68% 1/36 #847584	**	129,844
***	Fidelity Management Trust Company	FHLM ARM 4.69% 11/35 #1B2428	**	702,039
***	Fidelity Management Trust Company	FHLM ARM 4.74% 4/35 #783104	**	513,971
***	Fidelity Management Trust Company	FHLM ARM 4.83% 11/35 #1Q0166	**	464,425
***	Fidelity Management Trust Company	FHLM ARM 4.93% 9/35 #1K1215	**	390,061
***	Fidelity Management Trust Company	FHLM ARM 5.15% 8/36 #1B7241	**	233,520
***	Fidelity Management Trust Company	FHLM ARM 5.26% 1/36 #1J1274	**	308,213
***	Fidelity Management Trust Company	FHLM ARM 5.37% 12/35 #1N0106	**	421,738
***	Fidelity Management Trust Company	FHLM ARM 5.62% 12/35 #1N0117	**	447,163
***	Fidelity Management Trust Company	FHLM ARM 5.775% 1/37 #1N1446	**	455,839
***	Fidelity Management Trust Company	FHLM ARM 5.78% 10/35 #1N0063	**	97,010
***	Fidelity Management Trust Company	FHLM ARM 5.87% 1/36 #1H2593	**	190,673
***	Fidelity Management Trust Company	FHLM ARM 5.88% 4/36 #1J1279	**	591,650
***	Fidelity Management Trust Company	FHLM ARM 4.889% 3/33 #847126	**	14,625
***	Fidelity Management Trust Company	FHLM ARM 4.941% 11/35 #1J1228	**	330,527
***	Fidelity Management Trust Company	FHLM ARM 5.084% 8/35 #1J0005	**	122,060
***	Fidelity Management Trust Company	FHLM ARM 4.232% 1/35 #782988	**	125,132
***	Fidelity Management Trust Company	FHLM ARM 4.307% 3/35 #783067	**	60,123
***	Fidelity Management Trust Company	FHLM ARM 4.314% 12/34 #1B2670	**	85,743
***	Fidelity Management Trust Company	FHLM ARM 4.37% 3/35 #1G0125	**	142,334
***	Fidelity Management Trust Company	FHLM ARM 4.401% 2/35 #1G0103	**	288,265
***	Fidelity Management Trust Company	FHLM ARM 4.42% 4/35 #783096	**	430,556
***	Fidelity Management Trust Company	FHLM ARM 4.434% 2/35 #783032	**	116,375
***	Fidelity Management Trust Company	FHLM ARM 4.441% 2/34 #781229	**	65,329
***	Fidelity Management Trust Company	FHLM ARM 4.444% 3/35 #1G0133	**	109,642
***	Fidelity Management Trust Company	FHLM ARM 4.497% 6/35 #1B2907	**	110,004
***	Fidelity Management Trust Company	FHLM ARM 4.504% 3/35 #1G0145	**	91,076
***	Fidelity Management Trust Company	FHLM ARM 4.55% 2/35 #1G0068	**	175,222

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Government securities (continued)
***	Fidelity Management Trust Company	FHLM ARM 5.34% 6/35 #1L0097	**	233,449
***	Fidelity Management Trust Company	FHR 2495 UJ 3.5 7/32	**	47,525
***	Fidelity Management Trust Company	FHR 2518 KB 5 9/16	**	28,061
***	Fidelity Management Trust Company	FHR 2786 GA 4 8/17	**	669,971
***	Fidelity Management Trust Company	FHR 2794 JT 6 10/32	**	511,771
***	Fidelity Management Trust Company	FNMA 15YR 4.00% 8/18 #727438	**	1,205,207
***	Fidelity Management Trust Company	FNMA 15YR 4.50% 12/18 #888889	**	2,160,937
***	Fidelity Management Trust Company	FNMA 15YR 5.00% 1/20 #806684	**	247,482
***	Fidelity Management Trust Company	FNMA 15YR 5.00% 6/19 #779078	**	143,956
***	Fidelity Management Trust Company	FNMA 15YR 5.00% 7/19 #789490	**	125,272
***	Fidelity Management Trust Company	FNMA 15YR 5.00% 7/19 #793192	**	252,954
***	Fidelity Management Trust Company	FNMA 15YR 5.00% 10/18 #775946	**	189,426
***	Fidelity Management Trust Company	FNMA 15YR 5.00% 12/19 #806673	**	270,331
***	Fidelity Management Trust Company	FNMA 15YR 5.50% 1/17 #545411	**	111,636
***	Fidelity Management Trust Company	FNMA 15YR 5.50% 2/17 #631364	**	44,741
***	Fidelity Management Trust Company	FNMA 15YR 5.50% 3/13 #411896	**	10,809
***	Fidelity Management Trust Company	FNMA 15YR 5.50% 3/16 #535777	**	98,833
***	Fidelity Management Trust Company	FNMA 15YR 5.50% 5/17 #619099	**	31,478
***	Fidelity Management Trust Company	FNMA 15YR 5.50% 7/16 #253878	**	97,123
***	Fidelity Management Trust Company	FNMA 15YR 5.50% 11/16 #618497	**	57,046
***	Fidelity Management Trust Company	FNMA 15YR 6.00% 11/16 #545296	**	140,310
***	Fidelity Management Trust Company	FNMA 15YR 6.50% 3/17 #254236	**	291,032
***	Fidelity Management Trust Company	FNMA ARM 4.14% 4/33 #688960	**	866,958
***	Fidelity Management Trust Company	FNMA ARM 4.21% 5/35 #889946	**	369,918
***	Fidelity Management Trust Company	FNMA ARM 4.30% 2/35 #995017	**	737,115
***	Fidelity Management Trust Company	FNMA ARM 4.36% 10/37 #889704	**	392,301
***	Fidelity Management Trust Company	FNMA ARM 4.38% 3/35 #773264	**	208,495
***	Fidelity Management Trust Company	FNMA ARM 4.38% 7/33 #555702	**	309,399
***	Fidelity Management Trust Company	FNMA ARM 4.56% 5/35 #888115	**	927,176
***	Fidelity Management Trust Company	FNMA ARM 4.57% 6/33 #712321	**	582,638
***	Fidelity Management Trust Company	FNMA ARM 4.59% 7/35 #995016	**	1,471,135
***	Fidelity Management Trust Company	FNMA ARM 4.66% 7/35 #735942	**	276,486
***	Fidelity Management Trust Company	FNMA ARM 4.69% 11/35 #844061	**	354,252
***	Fidelity Management Trust Company	FNMA ARM 4.71% 8/35 #834548	**	2,047,172
***	Fidelity Management Trust Company	FNMA ARM 4.74% 10/34 #794794	**	316,475
***	Fidelity Management Trust Company	FNMA ARM 4.75% 5/35 #815626	**	115,015
***	Fidelity Management Trust Company	FNMA ARM 4.82% 8/34 #793420	**	264,217
***	Fidelity Management Trust Company	FNMA ARM 4.86% 7/35 #888382	**	646,839
***	Fidelity Management Trust Company	FNMA ARM 4.876% 7/34 #785318	**	219,486
***	Fidelity Management Trust Company	FNMA ARM 4.90% 2/36 #995015	**	5,767,013
***	Fidelity Management Trust Company	FNMA ARM 4.96% 6/35 #825388	**	318,318
***	Fidelity Management Trust Company	FNMA ARM 4.96% 8/34 #796988	**	192,211
***	Fidelity Management Trust Company	FNMA ARM 4.987% #995269	**	3,933,608
***	Fidelity Management Trust Company	FNMA ARM 5.00% 9/34 #801341	**	766,268
***	Fidelity Management Trust Company	FNMA ARM 5.01% 11/35 #745124	**	272,767
***	Fidelity Management Trust Company	FNMA ARM 5.04% 7/35 #834931	**	750,058
***	Fidelity Management Trust Company	FNMA ARM 5.07% 9/36 #888398	**	1,342,355
***	Fidelity Management Trust Company	FNMA ARM 5.08% 9/36 #889945	**	74,716

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Government securities (continued)
***	Fidelity Management Trust Company	FNMA ARM 5.10% 5/35 #827782	**	164,110
***	Fidelity Management Trust Company	FNMA ARM 5.12% 1/34 #725109	**	38,176
***	Fidelity Management Trust Company	FNMA ARM 5.15% 9/35 #843028	**	1,724,121
***	Fidelity Management Trust Company	FNMA ARM 5.16% 9/35 #843021	**	1,099,246
***	Fidelity Management Trust Company	FNMA ARM 5.23% 12/35 #846701	**	459,773
***	Fidelity Management Trust Company	FNMA ARM 5.280% 3/35 #843014	**	20,513
***	Fidelity Management Trust Company	FNMA ARM 5.32% 1/36 #850852	**	491,478
***	Fidelity Management Trust Company	FNMA ARM 5.40% 11/35 #879153	**	297,701
***	Fidelity Management Trust Company	FNMA ARM 5.409% 2/36 #865319	**	70,921
***	Fidelity Management Trust Company	FNMA ARM 5.45% 5/36 #745676	**	368,611
***	Fidelity Management Trust Company	FNMA ARM 5.50% 5/36 #896475	**	344,656
***	Fidelity Management Trust Company	FNMA ARM 5.51% 4/36 #745672	**	414,420
***	Fidelity Management Trust Company	FNMA ARM 5.57% 5/36 #891228	**	782,670
***	Fidelity Management Trust Company	FNMA ARM 5.79% 3/36 #881956	**	697,013
***	Fidelity Management Trust Company	FNMA ARM 5.80% 3/36 #881670	**	180,638
***	Fidelity Management Trust Company	FNMA ARM 5.839% 1/36 #879146	**	420,412
***	Fidelity Management Trust Company	FNMA ARM 6.25% 6/36 #886983	**	55,418
***	Fidelity Management Trust Company	FNMA ARM 4.292% 3/33 #701296	**	21,751
***	Fidelity Management Trust Company	FNMA ARM 4.409% 10/34 #725968	**	274,446
***	Fidelity Management Trust Company	FNMA ARM 4.520% 8/35 #829603	**	95,214
***	Fidelity Management Trust Company	FNMA ARM 4.555% 7/35 #832099	**	203,032
***	Fidelity Management Trust Company	FNMA ARM 4.58% 7/35 #995273	**	225,253
***	Fidelity Management Trust Company	FNMA ARM 4.653% 3/35 #816322	**	10,015
***	Fidelity Management Trust Company	FNMA ARM 4.765% 1/34 #995274	**	18,545
***	Fidelity Management Trust Company	FNMA ARM 4.785% 2/36 #995271	**	912,570
***	Fidelity Management Trust Company	FNMA ARM 4.796% 8/35 #825485	**	153,315
***	Fidelity Management Trust Company	FNMA ARM 4.832% 8/34 #725858	**	39,093
***	Fidelity Management Trust Company	FNMA ARM 4.862% 9/34 #725855	**	88,757
***	Fidelity Management Trust Company	FNMA ARM 4.893% 10/35 #847787	**	130,405
***	Fidelity Management Trust Company	FNMA ARM 4.898% 5/35 #995272	**	75,088
***	Fidelity Management Trust Company	FNMA ARM 4.898% 10/35 #745060	**	133,937
***	Fidelity Management Trust Company	FNMA ARM 5.101% 7/35 #841837	**	283,466
***	Fidelity Management Trust Company	FNMA ARM 5.106% 9/34 #790762	**	56,605
***	Fidelity Management Trust Company	FNMA ARM 5.229% 8/33 #735030	**	63,316
***	Fidelity Management Trust Company	FNMA ARM 5.344% 7/35 #834917	**	24,016
***	Fidelity Management Trust Company	FNMA ARM 5.349% 12/34 #843013	**	76,678
***	Fidelity Management Trust Company	FNMA ARM 5.541% 11/36 #745972	**	362,599
***	Fidelity Management Trust Company	FNMA ARM 3.752% 10/33 #755148	**	59,558
***	Fidelity Management Trust Company	FNMA ARM 3.753% 10/33 #746320	**	46,969
***	Fidelity Management Trust Company	FNMA ARM 3.984% 5/33 #703915	**	16,253
***	Fidelity Management Trust Company	FNMA ARM 4.055% 10/18 #749296	**	27,723
***	Fidelity Management Trust Company	FNMA ARM 4.079% 4/33 #708221	**	9,331
***	Fidelity Management Trust Company	FNMA ARM 4.115% 2/35 #735343	**	11,677
***	Fidelity Management Trust Company	FNMA ARM 4.118% 1/35 #807221	**	48,379
***	Fidelity Management Trust Company	FNMA ARM 4.202% 1/35 #797418	**	135,835
***	Fidelity Management Trust Company	FNMA ARM 4.293% 3/35 #815586	**	36,589
***	Fidelity Management Trust Company	FNMA ARM 4.302% 1/35 #827592	**	63,635

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Government securities (continued)
***	Fidelity Management Trust Company	FNMA ARM 4.305% 8/33 #555696	**	81,263
***	Fidelity Management Trust Company	FNMA ARM 4.318% 3/33 #694530	**	32,899
***	Fidelity Management Trust Company	FNMA ARM 4.319% 5/35 #735538	**	43,983
***	Fidelity Management Trust Company	FNMA ARM 4.321% 2/35 #773246	**	367,138
***	Fidelity Management Trust Company	FNMA ARM 4.351 1/35 #783580	**	73,148
***	Fidelity Management Trust Company	FNMA ARM 4.358% 10/33 #754672	**	20,988
***	Fidelity Management Trust Company	FNMA ARM 4.372% 4/35 #820407	**	19,993
***	Fidelity Management Trust Company	FNMA ARM 4.455% 3/35 #773281	**	107,360
***	Fidelity Management Trust Company	FNMA ARM 4.499% 3/35 #783587	**	237,821
***	Fidelity Management Trust Company	FNMA ARM 4.5% 2/35 #809429	**	587,137
***	Fidelity Management Trust Company	FNMA ARM 4.5% 5/35 #820996	**	34,022
***	Fidelity Management Trust Company	FNMA ARM 4.57% 2/35 #811803	**	35,106
***	Fidelity Management Trust Company	FNMA ARM 4.575% 7/35 #822002	**	124,525
***	Fidelity Management Trust Company	FNMA ARM 4.625% 2/35 #809931	**	183,383
***	Fidelity Management Trust Company	FNMA ARM 4.67% 11/34 #799727	**	195,796
***	Fidelity Management Trust Company	FNMA ARM 4.801% 2/33 #695019	**	47,378
***	Fidelity Management Trust Company	FNMA ARM 4.85% 11/34 #799812	**	168,598
***	Fidelity Management Trust Company	FNMA ARM 5.05% 7/34 #801635	**	25,834
***	Fidelity Management Trust Company	FNMA ARM 5.066% 9/34 #544860	**	90,211
***	Fidelity Management Trust Company	FNR 00-32 FM IML+450 10/30	**	9,997
***	Fidelity Management Trust Company	FNR 00-34 F 1ML+45 10/30	**	32,244
***	Fidelity Management Trust Company	FSPC T-59 1A3 7.5 10/43	**	78,631
***	Fidelity Management Trust Company	GMACM 05-AR5 1A1 CSTR 9/35	**	163,473
***	Fidelity Management Trust Company	GNR 00-35 F 1ML+55 12/25	**	28,431
***	Fidelity Management Trust Company	IMM 05-1 M4 1ML+75 4/35	**	5,111
***	Fidelity Management Trust Company	IMM 05-1 M5 1ML+77 4/35	**	2,435
***	Fidelity Management Trust Company	IMM 05-1 M6 1ML+82 4/35	**	6,535
***	Fidelity Management Trust Company	JPMMT 06-A2 5A1 CSTR 11/33	**	220,468
***	Fidelity Management Trust Company	JPMMT 07-A1 1A1 CSTR 7/35	**	95,708
***	Fidelity Management Trust Company	MARM 05-1 1A1 1ML+27 3/35	**	19,970
***	Fidelity Management Trust Company	MLCC 99-A A 1ML+38 3/25	**	112,079
***	Fidelity Management Trust Company	MRFC 00-TBC2 A1 1ML 6/30	**	84,931
***	Fidelity Management Trust Company	SEMT 03-4 2A1 1ML+35 7/33	**	64,667
***	Fidelity Management Trust Company	WAMU 02-AR2 A D11COF+125 2/34	**	60,324
***	Fidelity Management Trust Company	WAMU 04-AR7 A6 CSTR 7/34	**	152,425
***	Fidelity Management Trust Company	WAMU 05-AR16 1A3 CSTR 12/35	**	433,890
***	Fidelity Management Trust Company	WFMBS 05-AR10 2A2 CSTR 6/35	**	437,941
***	Fidelity Management Trust Company	WFMBS 05-AR12 2A6 CSTR 7/35	**	438,307
***	Fidelity Management Trust Company	WFMBS 05-AR2 2A2 4.57% 3/35	**	847,956
***	Fidelity Management Trust Company	WFMBS 05-AR4 2A2 CSTR 4/35	**	1,552,076
***	Fidelity Management Trust Company	NC ST 5 4/1/11	**	3,124,689
***	Fidelity Management Trust Company	NSIDE TX ISD PSF5.125 2/15/22P	**	1,731,373

	Total government securities		**	443,616,034

	Common stock
*	AXA, S.A.	AXA ADR Stock	159,246,829	119,985,343

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Mutual funds
*	Fidelity Management Research Company	Spartan International Index Fund	**	33,396,420
*	Fidelity Management Research Company	Spartan U.S. Equity Index Fund	**	68,167,963
*	Fidelity Management Research Company	Spartan Extended Market Index Fund	**	29,149,576
	Pacific Investment Management Company	PIMCO Total Return Inst CL	**	27,032,008
	Morgan Stanley Investment Management, Inc.	Morgan Stanley Instl FD Inc US Real Estate Portfolio	**	8,874,390
	Dodge and Cox	Dodge & Cox Balanced	**	38,030,400
	Morgan Stanley Investment Management, Inc.	Morgan Stanley Institutional Fund Trust: Mid Cap Growth Portfolio Class I Shares	**	12,751,723
*	EQ Advisors Trust	EQ/AllianceBernstein Small Cap Growth	**	10,588,303
*	EQ Advisors Trust	EQ/GAMCO Small Co Value Portfolio Class IA	**	14,900,105
*	EQ Advisors Trust	EQ/Marsico Focus Portfolio Class IA	**	17,810,559
*	EQ Advisors Trust	EQ/International Growth Class IA	**	22,097,759
*	AXA Premier VIP Trust	Multimanager Large Cap Core Equity Portfolio	**	7,332,508
*	AXA Premier VIP Trust	Multimanager Large Cap Value Portfolio	**	14,303,584
	Columbia Management Advisors, LLC	Columbia Mid Cap Value Fund Class Z	**	12,302,690
	Winslow Management Company, LLC	Winslow Green Growth Instl CL	**	2,448,507
	Goldman Sachs Asset Management, L.P.	Goldman Sachs High Yield Fund Institutional Class	**	22,188,272
*	Alliance Bernstein, L.P.	AllianceBernstein International Value Fund Institutional Class	**	20,043,214
*	Alliance Bernstein, L.P.	Alliance Bernstein Global Real Estate Securities	**	29,837,562
*	Alliance Bernstein, L.P.	Alliance Bernstein International Equity Index	**	41,636,163
*	Alliance Bernstein, L.P.	Alliance Bernstein Short Duration Bond Index	**	4,752,292
*	Alliance Bernstein, L.P.	Alliance Bernstein US Aggregate Bond Index	**	32,094,745
*	Alliance Bernstein, L.P.	Alliance Bernstein US Inflation-Linked Securities	**	17,969,772
*	Alliance Bernstein, L.P.	Alliance Bernstein US Large Cap Index	**	124,599,888
*	Fidelity Management Trust Company	Fidelity Money Market Portfolio	**	28,307,170
*	AXA, S.A.	AXA ADR Stock Fund - Interest Bearing Cash	**	4,608,284
*	Alliance Bernstein, L.P.	Alliance Bernstein US Small & Mid Cap Index	**	19,372,201

	Total mutual funds		**	664,596,058

	Wrapper contract
	AIG Financial Products Co.	Contract #931942	**	197,455
	JP Morgan Chase	Contract #AXA-2-07	**	206,883
	State St Bk & Tr Co Boston	Contract #107007	**	225,668

	Total wrapper contract		**	630,006

	Participant loans
*	Participant Loans	5.0% to 11.5%	**	25,046,130

	Total investments		**	$ 1,467,600,011

*	Represents a party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.
***	Represents underlying investments of the Plan's Synthetic GICs, which amounts are presented at fair value and are managed by a party-in-interest.

SIGNATURES

The Plan:  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AXA Equitable 401(k) Plan
(Name of Plan)

Dated: June 19, 2009	By:	/s/ Steve Vigneron
STEVE VIGNERON
Chairperson of The Administrative Committee of Benefit Plans of AXA Equitable Life Insurance Company (Plan Administrator) and Vice President of AXA Equitable Life Insurance Company (Plan Sponsor)

Dated: June 19, 2009	By:	/s/ Eric Goff
ERIC GOFF
Senior Vice President of Compensation and Benefits of AXA Equitable Life Insurance Company (Plan Sponsor)